3 Sisters Garlic LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	95,247.91
Uncategorized Income	5,346.00
Total Income	**$100,593.91**
Cost of Goods Sold	
Cost of Goods Sold	454.50
Shipping	1,273.63
Total Cost of Goods Sold	**$1,728.13**
GROSS PROFIT	**$98,865.78**
Expenses	
Advertising & Marketing	5,474.74
Bank Charges & Fees	243.63
Car & Truck	4,566.57
Insurance	788.59
Job Supplies	8,887.42
Legal & Professional Services	698.00
Meals & Entertainment	514.23
Office Supplies & Software	5,620.00
Other Business Expenses	827.40
Reimbursable Expenses	900.00
Rent & Lease	12,963.51
Repairs & Maintenance	1,342.74
Supplies & Materials	39,978.36
Taxes & Licenses	312.50
Utilities	3,960.24
Total Expenses	**$87,077.93**
NET OPERATING INCOME	**$11,787.85**
NET INCOME	**$11,787.85**

3 Sisters Garlic LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	-2,000.00
Business Credit Card	18,148.54
Equipment	16,867.14
Internet Access	488.94
KeyBank Basic Business Checking (2159)	15,638.45
Postage	133.60
Total Bank Accounts	**$49,276.67**
Other Current Assets	
Inventory	9,330.03
Total Other Current Assets	**$9,330.03**
Total Current Assets	**$58,606.70**
TOTAL ASSETS	**$58,606.70**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable Loan	9,477.00
Square Loan	1,200.00
Total Long-Term Liabilities	**$10,677.00**
Total Liabilities	**$10,677.00**
Equity	
Opening Balance Equity	-6,943.61
Owner's Investment	41,296.24
Retained Earnings	1,789.22
Net Income	11,787.85
Total Equity	**$47,929.70**
TOTAL LIABILITIES AND EQUITY	**$58,606.70**

3 Sisters Garlic LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	11,787.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory	-384.57
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-384.57**
Net cash provided by operating activities	**$11,403.28**
FINANCING ACTIVITIES	
Notes Payable Loan	9,477.00
Square Loan	1,200.00
Opening Balance Equity	-7,001.00
Owner's Investment	26,230.14
Net cash provided by financing activities	**$29,906.14**
NET CASH INCREASE FOR PERIOD	**$41,309.42**
Cash at beginning of period	7,967.25
CASH AT END OF PERIOD	**$49,276.67**